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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)





                   COASTAL BANCSHARES ACQUISITION CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    19041F107
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                                 (CUSIP Number)

                                  March 3, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]  Rule 13d-1(b)
                [X]  Rule 13d-1(c)
                [ ]  Rule 13d-1(d)




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CUSIP No. 19041F107                   13G

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Sapling, LLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                   (b)  [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                                5        SOLE VOTING POWER

                                         0
       NUMBER OF                         ---------------------------------------
         SHARES                 6        SHARED VOTING POWER
      BENEFICIALLY                       356,263
        OWNED BY                         ---------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING                         0
      PERSON WITH                        ---------------------------------------
                                8        SHARED DISPOSITIVE POWER
                                         356,263
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               356,263
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                    [ ]
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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.5%
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     12        TYPE OF REPORTING PERSON*

               OO
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         *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 19041F107                  13G


      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree Recovery Master Fund, L.P.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                       (b)  [ ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
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                                5        SOLE VOTING POWER
                                         0
       NUMBER OF                         ---------------------------------------
         SHARES                 6        SHARED VOTING POWER
      BENEFICIALLY                       164,237
        OWNED BY                         ---------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING                         0
      PERSON WITH                        ---------------------------------------
                                8        SHARED DISPOSITIVE POWER
                                         164,237
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               164,237
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               2.5%
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     12        TYPE OF REPORTING PERSON*

               PN
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         *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                  SCHEDULE 13G
                                  ------------

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Sapling, LLC, a Delaware limited liability company ("Sapling"), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership ("Fir Tree Recovery"), relating to shares of common stock of Coastal Bancshares Acquisition Corporation, a Delaware corporation (the "Issuer"), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership ("Fir Tree Master"), is the sole member of Sapling and Fir Tree, Inc., a New York corporation ("Fir Tree"), is the investment manager of both Sapling and Fir Tree Recovery.

ITEM 1(a)         NAME OF ISSUER.

                  Coastal Bancshares Acquisition Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  9821 Katy Freeway, Suite 500
                  Houston, Texas 77024

ITEM 2(a)         NAME OF PERSON FILING.

                  Sapling, LLC ("Sapling") and Fir Tree Recovery Master Fund, L.P. ("Fir Tree Recovery")

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  535 Fifth Avenue
                  31st Floor
                  New York, New York 10017

ITEM 2(c)         PLACE OF ORGANIZATION.

                  Sapling is a Delaware limited liability company. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(e)         CUSIP NUMBER.

                  19041F107


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ITEM 3            REPORTING PERSON.

                  The person filing is not listed in Items 3(a) through 3(j).

ITEM 4            OWNERSHIP.

                  (a) Sapling and Fir Tree Recovery are the beneficial owners of 520,500 shares of Common Stock.

                  (b) Sapling and Fir Tree Recovery are the beneficial owners of 8.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 6,520,000, the number of shares of Common Stock issued and outstanding as of February 14, 2005, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) dated February 16, 2005.

                  (c) Sapling may direct the vote and disposition of the 356,263 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 164,237 shares of Common Stock

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 14, 2005

                                  SAPLING, LLC

                                  By:      FIR TREE, INC., its Manager

                                           By: /s/ Jeffrey Tannenbaum
                                               ------------------------
                                           Name: Jeffrey Tannenbaum
                                           Title: President

                                  FIR TREE RECOVERY MASTER FUND, L.P.

                                  By:      FIR TREE, INC., its Manager

                                           By: /s/ Jeffrey Tannenbaum
                                               ------------------------
                                           Name: Jeffrey Tannenbaum
                                           Title: President



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